Debbie A. Klis, Partner
1990 K Street, NW
Suite 420
Washington, D.C. 20006
Tel: +1 202.935.3390
Email: debbie.klis@rimonlaw.com

April 16, 2024

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street

Washington DC 20549

Attention:	Benjamin Richie
Margaret Sawicki

Re:	OneMedNet Corporation
Registration Statement on Form S-1
Filed December 18, 2023
File No. 333-276130

Dear Ladies and Gentlemen,

On behalf of our client, OneMedNet Corporation (the “Company” or “OMN”), we hereby provide a response to the comments issued in a letter by the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) dated January, 2024 (the “Letter”), with respect to the Company’s Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, we are filing Amendment No. 1 to the Registration Statement (the “Amendment”) via EDGAR.

In order to facilitate the review by the Staff of the Amendment, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Registration Statement on Form S-1

Cover Page

1. On the Cover Page, and elsewhere as appropriate, for each of the securities being registered for resale, disclose the price that the selling securityholders paid for such securities.

Response: The Company respectfully acknowledges the Staff’s comment and advises in response that it has revised the Amendment to disclose the price that the selling securityholders paid for such securities.

2. Disclose the exercise price of the warrants compared to the market price of the underlying securities. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants. Provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospective basis with your current cash on hand.

Response: The Company respectfully acknowledges the Staff’s comment and advises in response that it has revised the Amendment to disclose exercise price of the warrants, the likelihood that warrant holders will exercise their warrants, the impact on our liquidity and our ability to fund operations on a prospective basis (see pages __).

Risk Factors; Our Business Risks

Our management has limited experience in operating a public company, page 40

3. Please update the disclosure in this risk factor in light of your failure to timely file the Item 4.02 Form 8-K filed December 15, 2023 and your filing of a Form NT 10-Q for the quarter ended September 30, 2023.

Response: The Company respectfully acknowledges the Staff’s comment and advises in response that it has revised the Amendment to update the risk factor.

Risks Related to Ownership of Our Common Stock, this Offering, and Our Certificate of Incorporation and Bylaws Provisions Sales of substantial amounts of our Common Stock in the public markets, or the perception that such sales could occur, could reduce..., page 42

4. Please revise this risk factor to highlight the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the Class A common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is at or significantly below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

Response: The Company respectfully acknowledges the Staff’s comment and advises in response that it has revised the Amendment

General

5. Revise your prospectus to disclose the price that each selling securityholder paid for the securities being registered for resale. Highlight any differences in the current trading price, the prices that the Sponsor, private placement investors, PIPE investors and/or other selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants. Disclose that while the Sponsor, private placement investors, PIPE investors and/or other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

6. Please revise your prospectus to remove the Incorporation of Documents by Reference section or provide us with your analysis regarding your eligibility to incorporate by reference on Form S-1. In this regard, we note that companies that were either shell companies or blank check companies during the past three years are ineligible to incorporate by reference on Form S-1. Please refer to General Instruction VII.D.1(b) to Form S-1. Additionally, your 10-K for your most recently completed fiscal year has not yet been filed. See General Instruction VII.(C) to Form S-1. Revise this Form S-1 to provide all disclosure required by the form that currently is incorporated by reference, including, but not limited to, the MD&A, risk factors and description of your business sections and the financial statements.

Response: The Company respectfully acknowledges the Staff’s comment and advises in response that it has revised the Amendment

*****

If you have any additional questions regarding any of our responses or the Amendment to the Registration Statement, please do not hesitate to contact Debbie Klis, Esq. on (202) 935-3390.

Kindest regards,

/s/ Rimon P.C.
Rimon P.C.

cc:	Aaron Green, Chief Executive Officer
OneMedNet Corporation

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